Exhibit 2.1

Huntwicke Capital Group Share Agreement

Huntwicke Securities LLC and Huntwicke Advisors LLC	October 31st, 2016

7 Grove street, STE 202

Topsfield, MA 01983

Magnolia Lane Financial Inc.

6 Park Street

Topsfield, Mass 01983

Re: Exchange of HCGI shares.

To whom it may concern:

This letter formalizes the agreement that Magnolia Lane Financial, Inc. agrees to transfer 96, 199 shares of HCGI at $7 per share to Phalanx Partners in return for:

In consideration of the premises and the mutual covenants and conditions herein contained, we hereby agree as follows:

1.          All of Phalanx's interests in Huntwicke Securties, LLC and Huntwicke Advisors, LLC of the business located in Topsfield, Mass. Magnolia Lane Financial, Inc. agrees to take on all risk and reward of the business after this date and moving forward. The parties agree that the transaction is final. In the unlikely case that regulatory agencies fail to approve o the ownership changes per Finra guidelines, the transaction will be revisited at that time.

2.          Seller agrees to keep all information about the Company, its products and services which he has learned during the course of his membership therein ("Confidential Information") strictly confidential. Seller will not disclose any Confidential Information to a third party, or use any Confidential Information for any purpose, at any time. Seller will promptly, but in no event later than 15 days after the execution and delivery of this Agreement, return to the Company any Confidential Information now in his possession.

3.          By their respective signatures below, each Of Seller and Buyer (the "Releasing Party") hereby irrevocably and unconditionally releases the other party and the Company, and their respective successors and assigns, from any action, claim, liability, cause of action, debt, obligation, agreement or promise whatsoever, known or unknown, that the Releasing Party ever had, now have or may now or hereafter have against the other party or the Company, or which the Releasing Party may owe to any of them, from the beginning of the world to and including the date of this agreement, provided that Seller and Buyer duly perform their respective obligations under this Agreement.

4.          This agreement contains our entire agreement on this subject, supersedes any and all prior agreements and understandings, and may not be changed, withdrawn or revoked except by a written instrument signed by all of the parties hereto. This Agreement shall be governed by and construed in accordance with the laws of the State of Massachusetts, and any action, claim or proceeding brought hereunder shall be commenced exclusively in the federal or state courts located in such State.

Please confirm, by signing this letter in the space below, your agreement to the foregoing. Kindly return an original signed counterpart of this Agreement for my records.

Very truly yours,

Duly Authorized
Magnolia Lane Financial Inc., President

ACCEPTED AND AGREED TO:

Duly Authorized
Huntwicke Advisors LLC Phalanx Partners LLC Managing Partner